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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
CHAD Therapeutics, Inc.

Full Name of Registrant

Former Name if Applicable
21622 Plummer Street

Address of Principal Executive Office (Street and Number)
Chatsworth, CA 91361

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
CHAD Therapeutics, Inc. (the “Company”) will be unable to file on a timely basis its Quarterly Report on Form 10-Q for the period ended September 30, 2007 (the “Quarterly Report”) because the Company is currently engaged in discussions regarding a potential strategic transaction which could significantly impact the Company’s reported results of operations and financial condition. As of the date of this filing, the Company has not entered into any binding agreement. In light of the uncertainty regarding whether or not a transaction will be agreed as well as the terms of any transaction which is agreed, the Company will require additional time to determine the effect, if any, on the Company’s financial statements and the related disclosures to be included in the Quarterly Report. Until such determination is made, the financial statements and other disclosures required to be included in the Quarterly Report pursuant to the Securities Exchange Act of 1934, as amended, cannot be completed. Accordingly, the Company is not in a position to file its Quarterly Report on a timely basis.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Earl L. Yager	(818)	882-0883
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is currently engaged in negotiations with respect to a potential strategic transaction which, if successfully concluded, would result in a significant restructuring of the Company. However, no agreement has been reached. Depending upon whether or not an agreement is reached and the terms of any such an agreement, the Company may be required to incur significant write-downs on the value of certain assets. The extent of such write-downs and their impact upon the Company’s financial statements cannot be determined at this time given the uncertainties regarding the potential strategic transaction.

CHAD Therapeutics, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2007	By	/s/ Earl L. Yager